Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$404	$557	$(760)	$(1,706)	$(1,832)	$(20,115)
Add: estimated fixed charges	909	1,287	1,648	1,678	1,936	1,998
Add: estimated amortization of capitalized interest	9	12	14	13	14	15
Less: interest capitalized	(11)	(14)	(13)	(12)	(19)	(41)

Total earnings available for fixed charges	$1,311	$1,842	$889	$(27)	$99	$(18,143)

Estimate of interest factor on rentals	$70	$104	$152	$135	$160	$168
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	828	1,169	1,483	1,531	1,757	1,789
Interest capitalized	11	14	13	12	19	41

Total fixed charges	$909	$1,287	$1,648	$1,678	$1,936	$1,998

Ratio of earnings to fixed charges	1.4	1.4	nm	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$—	$759	$1,705	$1,837	$20,141

nm—Negative ratios or ratios less than 1.0 are considered not meaningful.

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.